CONSOLIDATED EDISON, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                DECEMBER             DECEMBER
                                                    1998                 1997
                                               ----------           ---------


Earnings
 Net Income Available for Common                 $712,742             $694,479
 Preferred Dividends                               17,007               18,344
 Federal Income Tax                               318,980              357,100
 Federal Income Tax Deferred                       95,140               31,450
 Investment Tax Credits Deferred                   (8,710)              (8,830)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,135,159            1,092,543

Fixed Charges*                                    345,513              353,689
                                               ----------           ----------

    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,480,672           $1,446,232
                                               ==========           ==========



* Fixed Charges

 Interest on Long-Term Debt                      $294,894             $306,109
 Amort. of Debt Discount, Premium & Expense        13,777               12,049
 Interest on Component of Rentals                  18,442               18,448
 Other Interest                                    18,400               17,083
                                               ----------           ----------

    Total Fixed Charges                          $345,513             $353,689
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.29                 4.09